Exhibit 15.1

The Supervisory Board
voxeljet AG:

We consent to the incorporation by reference in the registration statements (No. 333-217450) on Form S-8 and (No. 333-219965) on Form F-3 of voxeljet AG and subsidiaries of our report dated March 29, 2018, with respect to the consolidated statements of financial position of voxeljet AG as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, which report appears in the December 31, 2017 annual report on Form 20-F of voxeljet AG.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany
March 29, 2018